Exhibit 1

PRESS RELEASE

Syneron Sets Guidance for 2005 at $75M, a 30% Increase Over 2004

Guidance for 2004 raised to $58M

Yokneam, Israel, December 15, 2004 – Syneron Medical Ltd. (NASDAQ:ELOS) today announced that it has raised its revenue guidance for Q4/2004 from $16.2M to $16.7M. This reflects a higher guidance for the full year 2004 of $58M. Syneron set its guidance for FY2005 at $75M, a 30% increase over 2004.

Syneron said that the recent FDA decision to ask for marketing clearance of the VelaSmooth™ under a PMA will not adversely affect Company revenues in Q4, 2004 or in 2005. The VelaSmooth is already approved and being sold in other markets around the world and Syneron believes that it will receive US market clearance for the VelaSmooth by the middle of next year.

“We are working closely with the FDA to resolve any issue raised by the agency regarding market clearance for the VelaSmooth,” noted Moshe Mizrahy, CEO of Syneron. “We are well-structured to absorb any delays in the clearance of the VelaSmooth because Syneron is a multi-platform company, selling in a global marketplace. Our US and worldwide sales of Aurora™, Polaris™, Galaxy™, Pitanga™ and Comet™ machines, and of the VelaSmooth outside the US, continue at a strong pace.”

“We are very pleased with our ongoing results and anticipated growth,” said Dr. Shimon Eckhouse, Chairman of the Board. “The already widespread market acceptance of our ELOS™ technology is steadily growing all over the world, and we are confident that this will continue through the coming years.”

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications, including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron raises 2005 guidance – December 15, 2004

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron’s financial expectations regarding financial results for the 2004 fiscal year are forward-looking statements within the meaning of the safe harbor provisions of the Act. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause Syneron’s actual results to differ materially from the statements contained herein. Estimates of year-end financial results are subject to a number of assumptions regarding the future operation of Syneron’s business. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Syneron, the Syneron logo; VelaSmooth, Aurora, Polaris, Galaxy, Pitanga, Comet, and all their logos, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.